August 8, 2005

Board of Directors
Calypso Wireless, Inc.
5753 N.W. 158th Street.
Miami Lakes, FL 3014

Please accept this letter as my resignation as discussed with General Counsel, Mike Pizzi and Advisor to the Board, Carlos Mendoza on August 3, 2005. My position was intended to be intended to be interim until permanent replacement was appointed. I will continue to serve as acting CFO serving under written instructions from the Board of Directors for a limited time. Be aware that I am uninformed of any dealings and contracts signed by company officers or by Board Members previously to, and during My tenure. These documents have not been made available to me as interim CEO and I have no knowledge of the contents. I intend to continue to serve Calypso under the terms of my Executive Employment Agreements in a capacity that I can effectively assist in the success of the company.

Sincerely,

/s/ George Schilling

Cc: Michael Pizzi (Executive Vice President and General Counsel)
Carlos Mendoza (Advisor to Board of Directors)